UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                             KNOCKOUT HOLDINGS, INC.
                ------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


             Delaware                 000-32007                13-4024018
  ----------------------------       ------------          -------------------
  (State or other jurisdiction       (Commission             (IRS Employer
         of incorporation)           File Number)          Identification No.)

                  100 W. Whitehall Avenue, North Lake, IL 60164
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (708) 273-6900


                     UNITED NETWORK MARKETING SERVICES, INC.
                     ---------------------------------------
                           (Former name of Registrant)

                             KNOCKOUT HOLDINGS, INC.
                 (F/K/A UNITED NETWORK MARKETING SERVICES, INC.)
                             100 W. WHITEHALL AVENUE
                               NORTHLAKE, IL 60164

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about January 19, 2005, by Knockout Holdings, Inc. (f/k/a United Network Marketing Services, Inc.) (the "Company") to the holders of record of shares of its Common Stock, Series A Preferred Stock and Series B Preferred Stock as of the close of business on December 28, 2004. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         You are receiving this Information Statement in connection with the appointment of seven new members to the Company's Board of Directors, in place of all current members of the Board, as a result of a change in control of the Company. As a result of the change in control, the former shareholders of The Knockout Group, Inc., a Delaware corporation ("Knockout"), including investors who participated in a $6 million equity financing, now hold approximately 95.1% of the voting power of the Company. The change in control also resulted in a change in our executive officers. In connection with the change in control, we plan to change our name to Knockout Holdings, Inc.

         Knockout is engaged in the business of selling household and automobile cleaning products that are based on a proprietary technology. Knockout operates under a license agreement with George Foreman, the two-time World Heavyweight boxing champion. Knockout is a Delaware corporation that was formed in April 2003. Initial sales of Knockout's cleaning products commenced in August 2004.

         On December 28, 2004, the Company entered into an Agreement and Plan of Merger with Knockout Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, and Knockout, whereby Knockout Acquisition Corp. was merged with and into Knockout (the "Merger"). Knockout was the surviving entity from the Merger. Following the Merger, Knockout became a wholly owned subsidiary of the Company. As consideration for the Merger, the former shareholders of Knockout exchanged all of the outstanding Common Stock of Knockout for 796,368 shares of Series A Preferred Stock of the Company. Each shares of Common Stock of Knockout was exchanged for 1/40th of a share of Series A Preferred Stock of the Company. Each share of Series A Preferred Stock of the Company will automatically convert into 160 shares of Common Stock of the Company immediately after the Company amends its Certificate of Incorporation to authorize the issuance of a sufficient number of shares of Common Stock so that all shares of the Company's outstanding Preferred Stock may be converted into Common Stock. On January 10, 2005, the Company changed its name to Knockout Holdings, Inc.

         The information contained in this Information Statement concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

         CHANGES IN THE COMPANY'S BOARD OF DIRECTORS FOLLOWING THE MERGER - At the closing of the Merger on December 28 2004, Alan Gelband submitted his resignation from the Company's Board of Directors effective immediately, and John Bellamy was appointed a Director effective immediately. The Company plans to appoint the following additional persons as Directors shortly after the date of this filing: Coleman Peterson, David Rights, Dr. Isaac Horton, III, Tony Weiss, Kevin Waltzer and Oscar Turner. At that time, Kenneth Levy will resign from the Board.

         EXECUTIVE OFFICERS OF THE COMPANY APPOINTED FOLLOWING THE MERGER - At closing of the Merger, the Board appointed the following executive officers of the Company:

      ---------------------- ------------------------------------------------
             NAME                              POSITION
      ---------------------- ------------------------------------------------
      John Bellamy           Chief Executive Officer and Director
      ---------------------- ------------------------------------------------
      Ahmed Shaikh           President and Chief Operating Officer
      ---------------------- ------------------------------------------------
      Oscar Turner           Chief Financial Officer, Secretary and Treasurer
      ---------------------- ------------------------------------------------

VOTING SECURITIES

         The Company's authorized capital consists of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, of which 865,000 shares have been designated as Series A Preferred Stock and 135,000 shares have been designated as Series B Preferred Stock. Each share of Series A Preferred Stock and each share of Series B Preferred Stock is convertible into 160 shares of Common Stock of the Company. At the close of business on December 28, 2004, the Company had 8,982,322 shares of Common Stock issued and outstanding, 796,368 shares of Series A Preferred Stock issued and outstanding and no shares of Series B Preferred Stock issued and outstanding. The Series A Preferred Stock and Series B Preferred Stock will automatically convert into Common Stock immediately after the Company amends its Certificate of Incorporation to authorize the issuance of a sufficient number of shares of Common Stock so that all shares of the Company's outstanding Preferred Stock may be converted into Common Stock. The Company's Common Stock and Preferred Stock vote as a single class, as if the Preferred Stock had been converted into Common Stock. The Company's Common Stock and Preferred Stock are the only classes of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote, and each share of Preferred Stock entitles its record holder to approximately 160 votes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of December 28, 2004 certain information with respect to the securities beneficially owned by: (i) each Director, expected nominee for Director and executive officer of the Company;
(ii) each person who owns beneficially more than 5% of the voting stock of the Company; and (iii) all Directors, expected nominees and executive officers as a group.

                                                                           Percent of
                                                           Series A        Series A
                                         Percent of        Preferred       Preferred
                     Common Stock        Common Stock      Stock           Stock
Name and Address     Beneficially        Beneficially      Beneficially    Beneficially     Percent of Vote
of Beneficial Owner  Owned(1)            Owned             Owned           Owned (2)        (3)
-------------------  --------------      ------------      -----------     ------------     ---------------
Kenneth Levy (4)        452,148 (7)         0.3% (16)                0           0.0%              0.3%
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

John Bellamy (5)     50,899,911 (8)        37.3% (17)      318,124.443          40.0%             37.3%
c/o Knockout                                                      (16)
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

Coleman Peterson(6)   1,332,044 (9)        1.0 % (18)         8,233.787          1.0%              1.0%
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

David Rights (6)     4,646,000 (10)         3.4% (19)       29,037.500           3.6%              3.4%
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

Dr. Isaac Horton,   16,528,821 (11)        12.1% (20)      103,305.133          13.0%             12.1%
III (6)
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

Tony Weiss (6)       1,565,831 (12)         1.2% (21)        9,760.625           1.2%              1.2%
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

Kevin Waltzer (6)   30,821,840 (13)        22.6% (22)      192,636.500          24.2%             22.6%
c/o Knockout                                                      (17)
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

Oscar Turner (6)     1,997,860 (14)         1.5% (23)       12,197.475           1.5%              1.5%
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

Ahmed Shaikh         1,233,624 (15)         0.9% (24)        7,623.408           1.0%              0.9%
c/o Knockout
Holdings, Inc.
100 W. Whitehall
Avenue,
Northlake, IL 60164

All Executive           109,478,079        80.2% (25)       680,918.871         85.5%             80.2%
Officers,
Directors and
Director Nominees
as a Group (9
persons)

-------------
(1) Applicable percentage ownership is based on 8,982,322 shares of Common Stock outstanding as of December 28, 2004, together with securities exercisable or convertible into shares of Common Stock within 60 days of December 28, 2004 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2)   Based  on  796,368   shares  of  Series  A  Preferred   Stock  issued  and
      outstanding.

(3) This column discloses the percentage of the person's overall voting power in the Company. Each share of Series A Preferred Stock has 160 votes and each share of Common Stock has one vote. The Common Stock and Series A Preferred Stock vote as a single class.

(4)   Expected to resign as a Director.

(5)   New Director.

(6)   Expected to be a Director Nominee.

(7) All of these shares are owned by Mr. Levy except for 100 shares owned by Beverly Levy, his wife.

(8) Includes: (a) 49,059,911 shares of Common Stock issuable upon conversion of 306,624.443 shares of Series A Preferred Stock owned by Mr. Bellamy directly; and (b) 1,840,000 shares of Common Stock issuable upon conversion of 11,500 shares of Series A Preferred Stock owned by Katie Green, Mr. Bellamy's wife.

(9) Includes: (a) 1,317,406 shares of Common Stock issuable upon conversion of 8,233.787 shares of Series A Preferred Stock; and (b) 14,638 shares of Common Stock issuable upon exercise of outstanding options with an exercise price of $.20 per share and an expiration date of December 28, 2014.

(10) Includes 4,646,000 shares of Common Stock issuable upon conversion of 29,037.500 shares of Series A Preferred Stock.

(11) Includes 16,528,821 shares of Common Stock issuable upon conversion of 103,305.133 shares of Series A Preferred Stock.

(12) Includes: (a) 1,561,700 shares of Common Stock issuable upon conversion of 9,760.625 shares of Series A Preferred Stock; and (b) 4,131 shares of Common Stock issuable upon exercise of outstanding options with an exercise price of $.20 per share and an expiration date of December 28, 2014.

(13) Includes: (a) 7,177,840 shares of Common Stock issuable upon conversion of 44,861.500 shares of Series A Preferred Stock owned by Mr. Waltzer directly; and (b) 23,644,000 shares of Common Stock issuable upon conversion of 147,775 shares of Series A Preferred Stock owned by Galt Enterprise Corporation, of which Mr. Waltzer is the President and an owner.

(14) Includes: (a) 1,951,596 shares of Common Stock issuable upon conversion of 12,197.475 shares of Series A Preferred Stock; and (b) 46,264 shares of Common Stock issuable upon exercise of outstanding options with an exercise price of $.20 per share and an expiration date of December 28, 2014.

(15) Includes: (a) 1,219,745 shares of Common Stock issuable upon conversion of 7,623.408 shares of Series A Preferred Stock; and (b) 13,879 shares of Common Stock issuable upon exercise of outstanding options with an exercise price of $.20 per share and an expiration date of December 28, 2014.Amendments to Certificate of Incorporation

(16) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004, Mr. Levy beneficially owned 5% of the Company's outstanding common stock.

(17) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Bellamy beneficially owned 85% of the Company's outstanding common stock.

(18) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Peterson beneficially owned 12.9% of the Company's outstanding common stock.

(19) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Rights beneficially owned 34.1% of the Company's outstanding common stock.

(20) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Horton beneficially owned 64.8% of the Company's outstanding common stock.

(21) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Weiss beneficially owned 14.9% of the Company's outstanding common stock.

(22) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Waltzer beneficially owned 77.4% of the Company's outstanding common stock.

(23) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Turner beneficially owned 18.2% of the Company's outstanding common stock.

(24) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 Mr. Shaikh beneficially owned 12.1% of the Company's outstanding common stock.

(25) Percentage beneficial ownership is calculated based on 136,401,202 shares of common stock outstanding, which assumes conversion in full of the Company's outstanding Series A Preferred Stock. Rules of the Securities and Exchange Commission require percentage ownership to be calculated on the basis of the amount of outstanding common stock plus, for each person, any common stock that person has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. In accordance with rules of the Securities and Exchange Commission, as of December 28, 2004 all executive officers, Directors and Director nominees as a group owned 92.8% of the Company's outstanding common stock.

(26) Includes: (a) 306,624.443 shares of Series A Preferred Stock owned by Mr. Bellamy directly; and (b) 11,500 shares of Series A Preferred Stock owned by Katie Green, Mr. Bellamy's wife.

(27) Includes: (a) 44,861.500 shares of Series A Preferred Stock owned by Mr. Waltzer directly; and (b) 147,775 shares of Series A Preferred Stock owned by Galt Enterprise Corporation, of which Mr. Waltzer is the President and an owner.

         No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth the names and ages of the current Directors, nominees for Director and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer of the Company or of Knockout, whichever is the case. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the Merger, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. During the fiscal year ended December 31, 2003, the Board of Directors held four formal meetings. There are no family relationships among any of the Directors, nominees or executive officers.

         JOHN BELLAMY, AGE 56 is Founder, Chairman and CEO. Mr. Bellamy has over 25 years of entrepreneurial experience in various business endeavors. From 1975 to 2003 Mr. Bellamy was President of Artistic Communication Center, Ltd (ACC), a multi-media production company he founded. ACC developed and produced media content and television programming for companies such as NBC, Fox, Kraft, Wal-Mart, and General Electric. From 1973 to 1993, Mr. Bellamy was President and Founder of Source Records, Inc., an independent recording, production and publishing company and First World Management, Inc., a personal management company. Prior to that, Mr. Bellamy was Executive Vice President of Dick Gregory Health Enterprises, Inc. a weight control and health maintenance organization, where he successfully negotiated a $100 million licensing agreement to market a line of nutritional products.

         AHMED SHAIKH, AGE 56, President and Chief Operating Officer. From 2003 to 2004, Mr. Shaikh was Executive Vice President of Operations for Remote Light, Inc., a manufacturer of fiber optic lighting products. From 1999 to 2003, Mr. Shaikh was co-founder and principal of a consulting firm called Next Step Partners LLC, a management consulting firm specializing in retail and high tech start up companies. From 1998 to 1999, Mr. Shaikh served as President of Internet Global Inc, a Dallas-based ISP service provider. From 1997 to 1998, Mr. Shaikh was the Senior Vice President of Operations, Store Planning, and Real Estate for Computer City, America's, second largest computer superstore retailer, where he was responsible for store operations covering 6,000 employees.

         OSCAR TURNER, AGE 45, Chief Financial Officer. From 1998 to 2004, Mr. Turner served as Vice President of Financial Planning at Paramount Pictures where he managed the Motion Picture and Enterprise Financial Planning Groups. From 1996 to 1998, Mr. Turner was director of Financial Planning for Compuserve Interactive, where he was responsible for managing the planning and budgeting process for the company's flagship online services division. Before joining Compuserve, Mr.
         Turner spent six years at Quaker Oats in various strategic and financial planning positions and five years with Continental Bank in commercial lending.

         DR. ISAAC HORTON, III, AGE 47, From January 1995 to the present, Mr. Horton, has served as Chairman and Chief Executive Officer of Remote Source Lighting International, Inc. (RSLI). Dr. Horton is also the founder, majority shareholder, Chairman and CEO of the parent company Remote Light, Inc. Remote Source Lighting International, Inc. (RSLI) has been recognized as the leading manufacturer of fiber optic lighting products. Dr. Horton has raised $40 million dollars for RSLI and has been awarded more than 66 patents.

         KEVIN WALTZER, AGE 37 is a private investor and entrepreneur with over 15 years of diverse experience in all areas of business and finance including accounting, equities arbitrage trading, and venture capital investing. Since 1999, Mr. Waltzer has been Chairman, CEO and President of Galt Ventures Corporation, a company that provides venture capital to development stage and mature enterprises. Mr. Waltzer currently sits on the Board of Directors of Headliners Entertainment Group (HLNR) and Citrine Holdings (CTHL).

         TONY WEISS, AGE 37, is the President and Chief Operating Officer of CompUSA, Inc., a multi-billion dollar Dallas, Texas based Fortune 500 computer reseller, retailer and e-tailer. Since 1988, Mr. Weiss has held a variety of senior management, marketing and sales positions prior to his appointment in 2003 as President and COO of CompUSA, Inc. From 1998 to 2001, he served as Executive Vice President - General Merchandise Manager responsible for 18,000 employees and 227 store locations. From 1996 - 1998, he served as Executive Vice President -

         Business  Solutions  and was  responsible  for directing all aspects of
         business  unit  performance  including  sales,  operations,   financial
         management, and procurement.

         DAVID RIGHTS, AGE 59, is the founder, President and CIO of RTE Asset Management, a Philadelphia based investment management firm. Mr. Rights has over 30 years of experience as an entrepreneur, having founded, and sold, the Rightime Family of Mutual Funds and RDL, Inc., an aerospace electronics manufacturing firm. In 1998, Mr. Rights founded RTE Securities, Inc., a registered broker-dealer. In 1985, Mr. Rights founded the Rightime Fund, Inc., a registered investment company, which eventually expanded into a family of registered mutual funds, including the Rightime Fund, Blue Chip Fund, Mid-Cap Fund, Growth Fund and Government Securities Fund.

         COLEMAN PETERSON, AGED 56, is President and CEO of Hollis Enterprises, LLC, formed in May 2004 following Mr. Peterson's retirement as the Executive Vice President of People for Wal-Mart Stores, Inc. During his ten year career at Wal-Mart, Mr. Peterson had the distinction of being Chief Human Resource Officer of the world's largest private workforce - Wal-Mart's 1.5 million "associates" world-wide. As Executive Vice President of Wal-Mart's People Division, Mr. Peterson was responsible for associate recruitment, retention and development globally. Prior to joining Wal-Mart in 1994, Mr. Peterson spent 16 years with Venture Stores of St. Louis, with his last role being the Senior Vice President of Human Resources. Mr. Peterson was recently elected as a board director of both The Service Master Company of Chicago and J.B. Hunt Transport Services, Inc. of Lowell, Arkansas. Mr. Peterson currently sits on the Board of Directors of ServiceMaster (SVM) and JB Hunt
         (JBHT).

SHAREHOLDER COMMUNICATIONS

         The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

EXECUTIVE COMPENSATION

WITH RESPECT TO KNOCKOUT:

         The following table sets forth the aggregate annual remuneration for Knockout's Chief Executive Officer, the Company's only executive officer during the calendar year 2003, when Knockout first came into existence:

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                          -------------------------------------------
                                            ANNUAL COMPENSATION                      AWARDS                PAYOUTS
                                    ------------------------------------- ------------------------------ ------------
                                                                OTHER        RESTRICTED     SECURITIES                   ALL
                                                               ANNUAL                       UNDERLYING                  OTHER
        NAME AND                                               COMPEN-     STOCK AWARD(S)    OPTIONS/       LTIP       COMPEN-
   PRINCIPAL POSITION       YEAR     SALARY ($)   BONUS ($)  SATION ($)         ($)          SARs (#)    PAYOUTS ($)  SATION ($)
------------------------- --------- ------------- ---------- ------------ ----------------- ------------ ------------ ----------
John Bellamy, Chief         2004      $157,500   $100,000   $27,500 (1)        -0-             -0-          -0-         -0-
     Executive Officer      2003       $37,500      -0-     $ 7,500 (1)        -0-             -0-          -0-         -0-
Ahmed Sheikh,               2004      $130,000      -0-     $22,857 (1)        -0-           41,638         -0-         -0-
     President and Chief
     Operating Officer

(1) This amount represents deferred compensation which has not yet been paid to Messrs. Bellamy and Sheikh.

WITH RESPECT TO THE COMPANY

         The following table sets forth all compensation paid in respect of our Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years. We had one Named Executive Officer for that period, namely, Mr. Kenneth Levy, who served as President and was our sole officer. There were no individuals who received compensation in excess of $100,000 in the most recently completed fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                          -------------------------------------------
                                            ANNUAL COMPENSATION                      AWARDS                PAYOUTS
                                    ------------------------------------- ------------------------------ ------------
                                                                OTHER        RESTRICTED     SECURITIES                   ALL
                                                               ANNUAL                       UNDERLYING                  OTHER
        NAME AND                                               COMPEN-     STOCK AWARD(S)    OPTIONS/       LTIP       COMPEN-
   PRINCIPAL POSITION       YEAR     SALARY ($)   BONUS ($)  SATION ($)         ($)          SARs (#)    PAYOUTS ($)  SATION ($)
------------------------- --------- ------------- ---------- ------------ ----------------- ------------ ------------ ----------
Kenneth Levy,               2004         -0-          -0-         -0-            -0-             -0-          -0-         -0-
     President              2003       $12,000        -0-         -0-            -0-             -0-          -0-         -0-
                            2002       $12,000        -0-         -0-            -0-             -0-          -0-         -0-

                               OPTIONS GRANT TABLE

         The following table sets forth information with respect to the named executive officers concerning the grant of stock options during the fiscal year ended December 31, 2004. The Company did not have during such fiscal year any plans providing for the grant of stock appreciation rights ("SARs").

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

-----------------------------------------------------------------------------------------------------------------------
                                                                                       POTENTIAL
                                                                                  REALIZABLE VALUE AT
                                                                                     ASSUMED ANNUAL      ALTERNATIVE
                                                                                     RATES OF STOCK       TO (f) AND
                                                                                   PRICE APPRECIATION     (g): GRANT
                               INDIVIDUAL GRANTS                                    FOR OPTION TERM       DATE VALUE
---------------------------------------------------------------------------------
            (a)                   (b)           (c)          (d)         (e)         (f)        (g)          (f)
                                            % OF TOTAL
                              NUMBER OF     OPTIONS/
                              SECURITIES    SARs
                              UNDERLYING    GRANTED TO    EXERCISE
                              OPTIONS/      EMPLOYEES     OR BASE                                         GRANT DATE
                              SARs          IN FISCAL     PRICE      EXPIRATION                         PRESENT VALUE
            NAME              GRANTED (#)   YEAR          ($/SH)     DATE         5% ($)     10% ($)       ($) (1)
----------------------------- ------------- ------------- ---------- ------------ ---------- ---------- ---------------
Ahmed Sheikh                      41,638        17.6%       $0.20   12/28/2014      --         --       $2,915.00

(1) The value shown was calculated utilizing the Black-Scholes option pricing model and are presented solely for the purpose of comparative disclosure in accordance with certain regulations of the Securities and Exchange Commission. This model is a mathematical formula used to value traded stock price volatility. The actual value that an executive officer may realize, if any, is dependent on the amount by which the stock price at the time of exercise exceeds the exercise price. There is no assurance that the value realized by an executive officer will be at or near the value estimated by the Black-Scholes model. In calculating the grant date present values, we used the following assumptions: (a) expected volatility of approximately 10%; (b) risk-free rate of return of approximately 4.18%; (c) no dividends payable during the relevant period; and (d) exercise at the end of a 10 year period from the date of grant.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION VALUE TABLE

         The following table provides information concerning the number and value of stock options exercised during the fiscal year ended December 31, 2003, and held at the end of such fiscal year, by the Named Executive Officer. No SARs were exercised during such fiscal year, and no SARs are held by the Named Executive Officer.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

         (a)                 (b)                  (c)                (d)                 (e)
                                                               NUMBER OF
                                                               SECURITIES           VALUE OF
                                                               UNDERLYING           UNEXERCISED
                                                               UNEXERCISED          IN-THE-MONEY
                                                               OPTIONS/SARs AT      OPTIONS/SARs AT
                                                               DECEMBER 31, 2004    DECEMBER 31, 2004
                                                               (#)                  ($)

                      SHARES ACQUIRED                          EXERCISABLE/         EXERCISABLE/
         NAME         ON EXERCISE (#)     VALUE REALIZED ($)   UNEXERCISABLE        UNEXERCISABLE
--------------------- ------------------- -------------------- -------------------- -----------------
Kenneth Levy              250,000                $0                 --- / ---          $--- / $---

         Mr. Levy commenced his employment with The Company on November 1, 2000 on a part-time basis. On November 1, 2000, Mr. Levy was granted options to purchase 250,000 shares. The options had a five-year term and an exercise price of $.10 per share. Mr. Levy exercised all of the options prior to the Merger. In January 2004, Mr. Levy was granted additional compensation of $20,000, which was accrued. Mr. Levy resigned as an employee and officer of the Company on December 28, 2004, the effective date of the Merger.

OPTION PLANS AND GRANTS OF THE COMPANY

         An  aggregate  of  500,000  shares of Common  Stock  are  reserved  for issuance or available for grant under the Company's 2000 Stock Option Plan. Options granted under the 2000 Stock Option Plan may qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or as non-qualified options. The 2000 Stock Option Plan may be administered in all respects by the Board of Directors or a Stock Option Committee composed of at least two members of the Board of Directors who are designated by the Board. The Board of Directors or the Stock Option Committee may determine the persons to whom options are to be granted and the number of shares subject to each option. Under the terms of the 2000 Stock Option Plan, all officers, directors, employees and consultants of the Company or subsidiaries of the Company are eligible for option grants. The exercise price of options granted under the 2000 Stock Option Plan is fixed by the Board of Directors or the Stock Option Committee but, in the case of incentive stock options must be no less than 100% of the fair market value of the shares of Common Stock subject to the option at the time of grant, except that in the case of an employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price must be less than 110% of the fair market value of the shares of Common Stock subject to the option at the time of grant. Options may be exercised by the payment in full in cash or, at the discretion of the Board of Directors or the Stock Option Committee, by the tendering of shares of Common Stock to acquire shares of Common Stock having a fair market value, as determined by the Stock Option Committee, equal to the option exercise price. Options granted under the 2000 Stock Option Plan may not be exercised more than ten years after the date of grant, five years in the case of an incentive stock option granted to a 10% shareholder. No options are currently outstanding under the 2000 Stock Option Plan. No options were granted during 2004, 2003 or 2002.

EMPLOYMENT AGREEMENTS

         The Company's wholly owned subsidiary, The Knockout Group, Inc., has entered into an employment agreement with John Bellamy, its Chief Executive Officer. Mr. Bellamy's employment agreement was effective as of October 1, 2003 and continues until October 1, 2009 (the "Initial Term"). After the Initial Term, the Company and Mr. Bellamy may extend the agreement for additional three-year terms. Under the agreement, Mr. Bellamy's base salary, currently $240,000, is to be increased by 6% each year. In addition, Mr. Bellamy will be entitled to receive a target bonus consistent with a plan to be adopted by the Company based on achievement of certain performance criteria, and is to be covered by a term life insurance policy of not less than $500,000 and to be reimbursed for up to $5,000 per year of health and wellness products and services not covered by the Company's benefit plans. Mr. Bellamy is also entitled to five weeks of vacation each year and to be reimbursed for up to $1,000 per month for expenses associated with his automobile. In the event Mr. Bellamy is terminated without cause or he terminates his employment with the Company for good reason, he is entitled to his base salary at the time of termination for the remainder of the Initial Term or any renewal thereof then in effect or twelve months of salary, whichever is greater, payable in a lump sum, provided he executes a full release in favor of the Company. In the event Mr. Bellamy is terminated for cause, he is entitled to his accrued but unpaid base salary and bonus, if any. The agreement also contains customary provisions for disability, death, confidentiality and non-competition.

         The Company's wholly owned subsidiary, The Knockout Group, Inc., has entered into an employment agreement with Ahmed Shaikh, its President and Chief Operating Officer. Mr. Shaikh's employment agreement was effective as of November 10, 2004 and continues until October 10, 2007 (the "Initial Term"). After the Initial Term, the Company and Mr. Shaikh may extend the agreement for additional one terms. Under the agreement, Mr. Shaikh's base salary is $240,000 per year, subject to annual increases in the sole discretion of the Company. The Company has agreed to grant Mr. Shaikh 1/2 % of the fully diluted shares of the Company's common stock as of November 10, 2004 which will vest each six months, subject to the approval of the Board of Directors. Any such options will vest automatically upon termination of Mr. Shaikh's employment by the Company without cause. In addition, Mr. Shaikh is entitled to receive annual incentive based bonuses consistent with a plan to be adopted by the Company, is entitled to be reimbursed for up to $5,000 per year for health insurance deductibles and is entitled to participate in employee benefit programs that are generally offered to the Company's other employees. The agreement also contains customary provisions for disability, death, confidentiality and non-competition. In the event Mr. Shaikh is terminated with or without cause, the Company may, in its sole discretion, pay Mr. Shaikh his salary for the post-termination duration of the non-competition covenant (which is three years after termination of employment) provided that (a) Mr. Shaikh is at all times in full compliance with such non-competition covenant and (b) Mr. Shaikh executes and delivers to the Company (and does not subsequently revoke) a severance agreement and release.

         The Company's wholly owned subsidiary, The Knockout Group, Inc., has entered into an employment agreement dated December 12, 2004 with Oscar Turner, as its Chief Financial Officer. The employment agreement requires an "initial acting employment period" from August 1, 2004 until September 12, 2004, during which time Mr. Turner was employed in the capacity of Acting Chief Financial Officer. Mr. Turner's compensation for the initial acting employment period was $30,000. The "official employment period" for Mr. Turner as Chief Financial Officer began September 20, 2004 and continues until September 12, 2007. The parties may agree to extend the official employment period or renegotiate a new agreement at the end of the official employment period. During the official employment period, Mr. Turner's base salary is $200,000 per year. In addition to the base salary, Mr. Turner: (a) was granted 21.724 shares of common stock of The Knockout Group, Inc.; (b) is entitled to a bonus of $100,000 if the Company raises $8,000,000 in capital by January 31, 2005; (c) may receive an annual performance bonus consistent with a plan to be adopted by the Company based on achievement of certain performance criteria, (d) is entitled to $15,000 as relocation expenses for relocating to Illinois; (e) is entitled to be covered by a life insurance policy with a face amount equal to $1,900,000, (f) is entitled to be reimbursed for up to $5,000 per year for health and related expenses, and
(g) is entitled to participate in employee benefit programs that are generally offered to the Company's other employees. In the event Mr. Turner's employment is terminated due to disability, he will not be entitled to receive any compensation or benefits after the effective date of termination, except for his base salary earned and payable as of the effective date. If Mr. Turner's employment is terminated for cause during the first 18 months of employment, he will be entitled to receive his base salary through the remaining official employment period of the agreement and 50% of any options granted to him will become immediately vested. If Mr. Turner is terminated for any reason after the first 18 months of employment, he will be entitled to receive his base salary through the remaining official employment period or for 12 months, whichever is greater, all benefits will immediately accrue and any unvested options at the time of termination will become immediately vested.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2004, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

COMPENSATION OF DIRECTORS

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Knockout has retained Artistic Communication Center ("ACC"), a multi-media video and audio production company, to produce Knockout's household and automotive infomercials for television broadcast. Knockout's current contract with ACC provides that ACC will be compensated at "cost, plus 10%." Through September 30, 2004, Knockout has paid a total of $894,000 to ACC for two infomercials. The Company's Chief Executive Officer, John Bellamy, has the principal ownership position of ACC.

         Seven relatives of John Bellamy, including Katie Green, who is Mr. Bellamy's wife, are employed by the Company in various administrative positions.

         In consideration for the assignment of pending trademarks and pending patents to Knockout, Knockout has agreed to pay Dr. Isaac Horton, III a total of $400,000 as follows: $200,000 by January 15, 2005 and the remaining $200,000 over the following twelve months. In addition, Dr. Horton acts as a consultant to Knockout's executive officers, advising Knockout on fundraising, quality control, product development, business strategy, licensing, patent development, and personnel matters. As part of his agreement with Knockout, Dr. Horton has agreed not to develop or contribute any intellectual property to any other company, either now or in the future, that competes in the "cleaning" products segment. Dr. Horton's consulting services are billed to Knockout at an hourly rate of $350.00 per hour. Notwithstanding this hourly rate, Knockout has agreed to pay Dr. Horton a minimum amount of $2,500 per month. Dr. Horton is also a member of Knockout's Board of Directors.

         Except as described above, the Company has not entered into any transaction during the last two years and it has not proposed any transaction to which it is to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

      -     Any director or executive officer of the Company;

      -     Any nominee for election as a director;

      - Any security holder named in the "Security Ownership of Certain Beneficial Owners and Management" section above; and

      - Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any such person.

                                   SIGNATURES


         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                KNOCKOUT HOLDINGS, INC.
                                (F/K/A UNITED NETWORK MARKETING SERVICES, INC.)

                                 By: /s/ John Bellamy
                                     ---------------------------------------
                                     John Bellamy
                                     Chief Executive Officer